SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)


                        3Dlabs Inc. Ltd.
                        ----------------
                        (Name of Issuer)


                          Common Stock
                 ------------------------------
                 (Title of Class of Securities)


                           G8846W 10 3
                         --------------
                         (CUSIP Number)

                        David Vance Lucas
                 Vice President, General Counsel
                     Intergraph Corporation
                        Mailstop: IW2008
                 Huntsville, Alabama 35894-0001
                         (256) 730-2032
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 28, 2001
              ------------------------------------
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. X
                                           ---
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 ----------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Intergraph Corporation (63-0573222)
 ----------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)___
      (b)___
 ----------------------------------------------------------------------
 3    SEC USE ONLY

 ----------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00
 ----------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                       ___
 ----------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
 ----------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER

  SHARES           0 shares of Common Stock (1)
              ---------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

OWNED BY      ---------------------------------------------------------

  EACH        9    SOLE DISPOSITIVE POWER

REPORTING          11,179,345 shares of Common Stock (1)
              ---------------------------------------------------------
 PERSON       10   SHARED DISPOSITIVE POWER

  WITH
 ----------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,179,345 shares of Common Stock (1)
 ----------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                       ___

 ----------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      37.3%
 ----------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
 ----------------------------------------------------------------------

(1) Shares of Common Stock are subject to an Irrevocable
Proxy dated July 21, 2000 granted by Intergraph
Corporation to the Board of Directors of the issuer and attached hereto as Exhibit 1.

  Item 1.  Security and Issuer.

  This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of 3Dlabs Inc. Ltd., a Bermuda corporation (the "Company"). The principal executive offices of the Company are located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

  Item 2.  Identity and Background.

  This statement is being filed by Intergraph Corporation, a Delaware corporation ("Intergraph"). Intergraph's principal business is as a worldwide provider of end-to-end technical solutions and systems integration services, and its principal offices are located at One Madison Industrial Park, Huntsville, Alabama 35894-0001.

  During the past five years, neither Intergraph nor, to the best of Intergraph's knowledge, any of its directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of
Intergraph is set forth in Schedule I hereto, which is incorporated herein by reference.

  Item 3.  Source and Amount of Funds or Other Consideration.

  The  shares  of  Common  Stock  of  the  Company  acquired   by
Intergraph as described in Item 4 were purchased in exchange for certain assets previously used in the business of Intergraph's
Intense3D division.

  Item 4.  Purpose of Transaction.

  On April 7, 2000, Intergraph entered into an agreement (the "Agreement") with the Company whereby Intergraph would sell, at a future date, certain assets used in the business of Intergraph's Intense 3D division in exchange for a specified number of shares of Common Stock of the Company. On July 22, 2000, Intergraph acquired 3,588,060 shares of Common Stock of the Company in partial satisfaction of the terms of the Agreement. On March 28, 2001, an additional 7,591,285 shares of Common Stock of the Company were issued to Intergraph by the Company pursuant to the terms of the Agreement. Intergraph acquired the total of 11,179,345 shares of Common Stock of the Company for the purpose of obtaining a substantial equity ownership interest in the Company.

  Except as described in this Item 4, neither Intergraph nor, to the best of Intergraph's knowledge, any of the individuals named in Schedule I hereto, presently has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

  Item 5.  Interests in Securities of the Issuer.

     (a) Intergraph is the beneficial owner of 11,179,345 shares of the Common Stock pursuant to Rule 13d-3 under the 1934 Act, representing 37.3% of the issued and outstanding Common Stock. Except as set forth in this Item 5, none of Intergraph, or to the best of Intergraph's knowledge, any of the individuals named in
Schedule I hereto beneficially owns any Common Stock.

     (b) Subject to the Irrevocable Proxy dated July 21, 2000 granted by Intergraph to the Board of Directors of the Company (the "Irrevocable Proxy") attached as Exhibit 1 and the Shareholder and Voting Agreement dated as of July 21, 2000 by and among the Company, Intergraph and certain individuals named therein, which is attached as Exhibit 2, Intergraph has the sole power to dispose of or to direct the disposition of, but not vote, all 11,179,345 shares of the Common Stock.

     (c) Except for the transaction described herein, Intergraph has not effected any transactions in shares of the Common Stock during the past 60 days. Except for the transaction described herein, to the best knowledge of Intergraph, none of the individuals named in Schedule I hereto has effected any transactions in any shares of the Common Stock during the last 60 days.

     (d)   Intergraph affirms that, except as disclosed  in  this
Item 5, to the best of its knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 11,179,345 shares of Common Stock currently held by Intergraph.

     (e)  Not applicable.

  Item   6.    Contracts,   Arrangements,   Understandings,    or
Relationships with Respect to Securities of the Issuer.

  Except for the Irrevocable Proxy attached as Exhibit 1 and the Shareholder and Voting Agreement attached as Exhibit 2, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

  Item 7.  Material to be Filed as Exhibits.

  Exhibit 1. Irrevocable proxy dated July 21, 2000  granted  by
             Intergraph Corporation to the Board of Directors of the Company.

  Exhibit 2. Shareholder  and Voting Agreement dated July  21,
             2000   by  and  among  Intergraph Corporation, the
             Company, Osman Kent and Yavuz Ahiska.


                           SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 21, 2001
     ---------------
                                By:   /s/ David Vance Lucas
                                      ---------------------
                                      (Signature)

                                Name: David Vance Lucas
                                      -----------------
                                Title: Vice President, General Counsel
                                       -------------------------------







                           SCHEDULE I
                     DIRECTORS AND OFFICERS
                    OF INTERGRAPH CORPORATION

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Intergraph Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is One Madison Industrial Park, Huntsville, Alabama 35894-0001.

                                   PRESENT PRINCIPAL OCCUPATION
NAME AND CITIZENSHIP                     OR EMPLOYMENT

Directors:
----------

  James F. Taylor Jr.             Chief Executive Officer
  American                        Intergraph Corporation

  Larry J. Laster                 Chief Financial Officer
  American                        Intergraph Public Safety, Inc.

  Sidney L. McDonald              Retired
  American                        215 Timberlake Drive
                                  Union Grove, AL 35175

  Thomas J. Lee                   President
  American                        Lee and Associates
                                  230 Walden Lane
                                  New Market, AL 35761

  Lawrence R. Greenwood           Vice President of Research
  American                        University of Alabama in Huntsville
                                  301 Sparkman Drive (VBRH-M17)
                                  Huntsville, AL 35899

  Joseph C. Moquin                Retired
  American                        183 Stoneway Trail
                                  Madison, AL 35758

  Linda L. Green                  Chief Executive Officer
  American                        Colonial Bank/Northern Region
                                  405 Church Street
                                  Huntsville, AL 35801


Executive Officers:
-------------------

  James F. Taylor Jr.             Chief Executive Officer
  American                        Intergraph Corporation

  Roger O. Coupland               President
  American                        Intergraph Corporation and
                                  Intergraph Public Safety, Inc.

  Graeme J. Farrell               Executive Vice President
  Australian                      and Managing Director
                                  Asia Pacific Operations
                                  Intergraph Asia-Pacific, Inc.
                                  32 Walker Street, Level 4
                                  North Sydney 2060
                                  Australia

  William E. Salter               President
  American                        Intergraph Government Solutions

  K. David Stinson Jr.            President
  American                        Process and Building Solutions

  Preetha R. Pulusani             Executive Vice President
  American                        Mapping and GIS Solutions

  Edward A. Wilkinson             Executive Vice President
  American                        Intergraph Corporation

  Jack C. Ickes                   Vice President of Corporate Services
  American                        Intergraph Corporation

  David Vance Lucas               Vice President and General Counsel
  American                        Intergraph Corporation

  Larry T. Miles                  Vice President of Finance
  American                        Intergraph Corporation

  Eugene H. Wrobel                Vice President and Treasurer
  American                        Intergraph Corporation



                           EXHIBIT 1.

                        IRREVOCABLE PROXY

                         TO VOTE STOCK OF

                        3DLABS INC. LTD.


          The undersigned stockholder of 3Dlabs Inc. Ltd., a corporation organized under the laws of Bermuda (the "Company"), hereby irrevocably appoints the members of the Board of Directors of the Company (the "Board"), and each of them, or any other designee of the Board, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (but only to the extent that such shares are still beneficially owned by the undersigned at the time the Board exercise its right to vote such shares pursuant to this Irrevocable Proxy) (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this lrrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below) without the written consent of the Company.

          This Irrevocable Proxy is irrevocable (to the fullest extent provided by applicable law), is coupled with an interest, including, but not limited to, that certain Asset Purchase Agreement dated as April 7, 2000, by and among the Company and the undersigned (the "Asset Purchase Agreement"), and is granted in consideration of the Company entering into the Asset Purchase Agreement. As used herein, the term "Expiration Date" shall mean the earliest to occur of (i) the third anniversary of the date hereof or (ii) the date on which the undersigned stockholder holds less than five percent (5%) of the Company's outstanding common stock.

          The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting on all matters.

          All authority herein conferred shall survive the liquidation or dissolution of the undersigned and any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

          This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.


Dated:  July 21, 2000




  By: /s/ John Wilhoite
      ----------------------
Name: John Wilhoite
      -------------
Its:  CFO
      ---

Shares of common stock beneficially owned: 3,588,060
                                           ---------


                           EXHIBIT 2.

                SHAREHOLDER AND VOTING AGREEMENT

     SHAREHOLDER AND VOTING AGREEMENT ("Agreement"), dated as of July 21, 2000 by and among 3Dlabs Inc. Ltd., a company organized under the laws of Bermuda ("3Dlabs"), Osman Kent, Yavuz Ahiska, and Intergraph Corporation, a Delaware corporation ("Intergraph"). Each of Osman Kent, Yavuz Ahiska. Intergraph and any other individual, corporation, limited liability company, partnership, trust, unincorporated organization, other entity or a government or any agency or political subdivision thereof (a "Person") who shall become a party to or agree to be bound by the terms of this Agreement after the date hereof is sometimes hereinafter referred to as a "Shareholder" and collectively as the "Shareholders."

                       W IT N E S S E T H:

     WHEREAS, the Shareholders are or will be the owners beneficially and of record of the number of shares of common stock, par value $.01 per share (the "Common Stock"), of 3Dlabs set forth below each of their names on the signature pages hereto; and

     WHEREAS, the Shareholders desire for their mutual benefit and protection to enter into this Agreement for the purpose of regulating certain aspects of their relationship and to set forth certain of their respective rights and obligations with respect to their Common Stock (whether issued or acquired hereafter, including all Common Stock issuable upon the exercise of warrants, options or other rights to acquire Common Stock, or upon the conversion or exchange of any security).

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties hereto agree as follows:

     1.  Definitions.  For purposes of this Agreement:

          (a) "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          (b) "affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, however, that no Person shall be deemed to be an affiliate of another Person solely by reason of such Person's investment in 3Dlabs.

          (c) "Board of Directors" shall mean the Board of Directors of 3Dlabs.

          (d) "Chipset" shall mean one or more Integrated Circuits (that may include one or more digital logic products), that alone or together (i) electrically interface directly (with or without buffering or pin reassignment) with a General Purpose Processor via a processor bus to form the connection between the General Purpose Processor and any other computer system device including, without limitation, General Purpose Processors, input/output devices, displays, and memory; or (ii) communicating with any General Purpose Processor through a processor bus.

         (e) "Competitor" shall mean those Persons engaged in the design, development and commercialization of Graphics Cores, Graphics Accelerators, Integrated Graphics Accelerators, Graphics Boards and related software throughout the world which are listed on Schedule A hereto, it being understood that 3Dlabs may update such schedule as necessary as approved by Intergraph, which approval shall not be unreasonably withheld.

          (f) "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

          (g) "General Purpose Processor" shall mean one or more Integrated Circuits that alone or together, perform general electronic central processing functions by the execution of a general machine language instruction set (including, without limitation, fetching instructions, decoding instructions, executing instructions, arithmetic instructions, loading and storing operands), and may include bus interface circuitry operably coupled, via interconnections (e.g., input/output buffers) to one or more host buses (such as a microprocessor, microcontroller, or digital signal processor), all intended to be used for general computing functions and purposes.

          (h) "Graphics Accelerator" shall mean one or more
Integrated Circuits dedicated to performing hardware accelerated pixel generation of 2D, 3D, and video data.

          (i) "Graphics Core" shall mean human or machine readable computer programs and/or hardware description language code which are intended to implement hardware accelerated pixel generation of 2D, 3D, and video data in a Graphics Accelerator or Integrated Graphics Accelerator.

          (j) "Graphics Board" shall mean a printed circuit board incorporating a Graphics Accelerator and/or Integrated
Graphics Accelerator, which is intended for inclusion in a computer system as the principal display component.

          (k) "Integrated Circuit" shall mean an integral unit comprising one or more active and/or passive circuit elements associated on one or more substrates, such unit forming, or contributing to the formation of, a circuit for performing electrical functions and, if provided therewith, housing, packaging, and/or supporting means.

          (l) "Integrated Graphics Accelerator" shall mean an
Integrated Circuit that performs hardware accelerated pixel generation of 2D, 3D, and video data types and also includes a Chipset or a General Purpose Processor.

     2. Voting of Shares. Each Shareholder hereby agrees that to the extent that such Shareholder has any voting rights with respect to the Common Stock owned by them, such Shareholder hereby agrees to vote such shares of Common Stock as recommended by the Board of Directors at any general meeting of the shareholders of 3Dlabs (or in any action by written consent) and hereby appoints the Board of Directors, and each of them, or any other designee of the Board of Directors, as his, her, or its irrevocable proxy to exercise such voting rights on their behalf.

     3. Standstill. Intergraph hereby agrees that during the term of this Agreement it will not, and will not permit any of its affiliates to, without the prior written approval of 3Dlabs:

          (a) make any public offer, solicitation or bid to acquire any stock of or interest or right in 3Dlabs; or

          (b) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in:

               (i)  any acquisition of any securities (or
                    beneficial ownership thereof) or assets of 3Dlabs or any of its subsidiaries;

               (ii) any tender or exchange offer, merger, or
                    other business combination involving 3Dlabs;

               (iii)any recapitalization, restructuring,
                    liquidation, dissolution or other
                    extraordinary transaction with respect to
                    3Dlabs; or

               (iv) any "solicitation" of "proxies" or become a
                    participant in an "election contest" (as such terms are in Regulation l4A under the 1934 Act) or consents to vote any voting securities of 3Dlabs;

          (c) form, join or in any way participate in a "group"
(as defined under the 1934 Act);

          (d) otherwise act, alone or in concert with others, to seek to control or influence management, the Board of Directors, or policies of 3Dlabs; or

          (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

     4.  Restrictions on Transfer

          (a) General Restrictions on Transfer. Subject to Sections 4(b), 4(c), 5, and 6 below, and except as agreed in writing by 3Dlabs, each Shareholder agrees that it will not, without the prior written consent of 3Dlabs, directly or indirectly, sell, hypothecate, give, bequeath, transfer, assign or in any other way whatsoever encumber or dispose of (any such event, a "Transfer") any Common Stock now or hereafter at any time owned by it to another Person ("Transferee"), unless the Transferee agrees in writing to be bound by this Agreement. The provisions of this Section 4(a) shall not apply to the following Transfers to Persons who are not affiliates of Intergraph:

               (i) sales of Common Stock in the open market other than in block trades; and

               (ii) sales of Common Stock, whether in the open
                    market or otherwise, in block trades less than 5% of the Common Stock then outstanding, and

               (iii)a pledge to or security interest
                    granted by Intergraph to any lender or
                    lenders in connection with financing
                    arrangements entered into by Intergraph;
                    provided, however, that if such lender
                    executes on its pledge or security interest upon a foreclosure or default then such execution shall be deemed a Transfer requiring such lender to agree to be bound to this Agreement.


          (b) Transfers to Competitors. Each Shareholder agrees that it will not, without prior written consent of 3Dlabs, directly or indirectly, Transfer any Common Stock now or hereafter at any time owned by it to a Competitor of 3Dlabs, whether through block trades in the public market or otherwise. Prior to any Transfer, each Shareholder shall inform 3Dlabs of the identity of the Transferee so that 3Dlabs can reasonably determine whether such Transferee is a Competitor. The determination whether a prosepctive Transferee constitutes a Competitor of 3Dlabs shall be at the reasonable discretion of 3Dlabs and 3Dlabs may withhold consent to any Transfer to a Competitor in its sole and absolute disrection.

          (c) Involuntary Transfer. In the case of any Transfer of title or beneficial ownership of the Common stock by a Shareholder upon default, foreclosure, forfeit, court order, or otherwise than by a voluntary decision on the part of Intergraph (an "Involuntary Transfer"), such Shareholder shall promptly (but in no event later than two (2) business days after such Involuntary Transfer) furnish written notice to 3Dlabs indicating that the Involuntary Transfer has occurred, specifying the name of the Person to whom such Common Stock have been transferred, giving a detailed description of the circumstances giving rise to, and stating the legal basis for, the Involuntary Transfer. Notwithstanding anything to the contrary contained herein, upon the occurrence of an Involuntary Transfer vesting legal and beneficial ownership of the Common Stock in any lender(s) of Intergraph, such lender(s) shall not be subject to Section 5 of this Agreement.

     5.   Right of First Offer.

          (a) If at any time during the term of this Agreement Intergraph desires to sell, other than sales of Common Stock through a broker into the public market, any Common Stock, it shall deliver a notice of such election (the "First Offer Notice") in writing to 3Dlabs prior to entering into any discussions or negotiations with any third party. Such notice shall be deemed an offer by Intergraph to sell all of the Common Stock that are subject to the First Offer Notice (the "First Offered Shares") at a purchase price and on the terms and conditions to be negotiated in good faith between the parties. 3Dlabs shall have three (3) days from the date it receives the First Offer Notice from Intergraph to agree to purchase all but only all of the First Offered Shares, for a price and upon the terms and conditions to be negotiated in good faith between the parties, by giving written notice to Intergraph. In the event 3Dlabs reaches agreement with Intergraph to acquire any of the First Offered Shares, settlement thereof shall be made within thirty (30) days after the date such agreement is reached.

          (b) In the event that 3Dlabs determines not to purchase all of the Offered Shares pursuant to its right of first offer in Section 5(a) above, Intergraph shall then deliver to each of Osman Kent, and Yavuz Ahiska (together with Osman Kent, (the "Shareholder Offerees") the First Offer Notice. Each Shareholder Offeree shall have two (2) days from the date they receive the First Offer Notice from Intergraph to agree to purchase all but only all of the First Offered Shares not purchased by 3Dlabs, for a price and upon the terms and conditions to be negotiated in good faith between the parties, by giving written notice to Intergraph. In the event any Shareholder Offeree reaches agreement with Intergraph to acquire any of the First Offered Shares, settlement thereof shall be made in cash within thirty (30) days after the date such agreement is reached.

          (c) In the event 3Dlabs and the Shareholder Offerees do not agree to purchase all of the First Offered Shares, Intergraph shall be free to enter into negotiations and to sell (subject to the provisions of Section 6 below) the First Offered Shares not purchased by 3Dlabs and the Shareholder Offerees on terms no more favorable to Intergraph than those set forth in the First Offer Notice.

     6.  Right of First Refusal.

          (a) If at any time during the term of this Agreement Intergraph receives from an unrelated third party, or makes to an unrelated third party (subject to the requirements of Section 5 above), a bona fide offer in writing to purchase or sell, as the case may be, all or a portion of the Common Stock held by Intergraph, other than sales of Common Stock through a broker into the public market (a "Shareholder Offer"), and Intergraph desires to sell such Common Stock pursuant to the Shareholder Offer, it shall deliver notice of such election (the "Offer Notice") in writing to 3Dlabs together with a copy of such Shareholder Offer. Such notice shall state the terms of such Shareholder Offer and the identity and business address of the offeror (the "Offeror") and shall be deemed an offer by Intergraph to sell all of its Common Stock that are subject to the Shareholder Offer (the "Offered Shares") at a purchase price and on the terms and conditions as set forth in the Offer Notice. 3Dlabs shall have the first option (the "First Option") to purchase all but only all of the Offered Shares. 3Dlabs shall have ten (10) days from the date it receives the Offer Notice from Intergraph to agree to purchase all but only all of the Offered Shares, for the price and upon the terms and conditions specified in the Offer Notice, by giving written notice to Intergraph. In the event 3Dlabs timely elects to acquire any of the Offered Shares, settlement thereof shall be made in cash within thirty (30) days after the date the Offer Notice and Shareholder Offer are received by 3Dlabs; provided that if the terms of payment set forth in the Offer Notice and Shareholder Offer are other than cash against delivery, 3Dlabs shall pay cash for such Offered Shares in amount equal to the fair market value of such other consideration.

          (b) In the event that 3Dlabs determines not to purchase the Offered Shares pursuant to its right of first refusal in Section
6(a) above, Intergraph shall then deliver to each of the Shareholder Offerees the Offer Notice together with a copy of the Shareholder Offer. Each Shareholder Offeree shall have ten (10) days from the date they receive the Offer Notice from Intergraph to agree to purchase all of such Shareholder Offeree's pro rata share (such pro rata share to be based solely upon the holdings of Common Stock of the Shareholder Offerees, the "Pro Rata
Share") of such Offered Shares, for the price and upon the terms and conditions specified in the Offer Notice, by giving written notice to such to Intergraph stating therein the quantity of such Offered Shares to be purchased. If any Shareholder Offeree fails to agree to purchase his full Pro Rata Share within such ten
(10) day period, Intergraph will give the other Shareholder
Offeree who did so agree (the "Electing Shareholder") notice (the "Second Offer Notice") of the number of Offered Shares which were not subscribed for. The Second Offer Notice may be by telephone if followed by written confirmation within two (2) days. The
Electing Shareholder shall have five (5) days from the date of the Second Offer Notice to agree to purchase all of the Offered
Shares not purchased by such other Shareholder Offeree. In the event any Shareholder Offeree timely elects to acquire the Offered Shares as specified in the Offer Notice or Second Offer Notice, settlement thereof shall be made in cash within thirty
(30) days after the date the Offer Notice or Second Offer Notice, as applicable, was received by such Electing Shareholder;
provided that if the terms of payment set forth in the Offer Notice are other than cash against delivery, such Electing Shareholder shall pay cash for such Offered Shares in amount equal to the fair market value of such other consideration.

          (c) In the event a Shareholder Offeree fails to exercise the right of first refusal to purchase all, but not less than all, of the Offered Shares within said ten (10) day period plus the five (5) day period specified above (the "Notice Period"), Intergraph shall have ninety (90) days thereafter to sell the Offered Shares not elected to be purchased at the price and upon the terms and conditions no more favorable to the purchasers of such Offered Shares than specified in Offer Notice and Shareholder Offer. In the event Intergraph has not sold the Offered Shares within said ninety (90) day period, Intergraph shall not thereafter sell any Offered Shares without first offering such Offered Shares to 3Dlabs and the Shareholder Offerees in the manner provided in Sections 5 and 6.

     7.  Representations and Warranties of the Shareholders.
Each of the Shareholders represents and warrants to 3Dlabs and to each other as follows:

          (a) Organization. If it is an entity, it is a corporation, limited partnership or other entity duly organized and validly existing under the laws of its respective jurisdiction of organization.

          (b) Authority. It has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

          (c) Binding Obligation. The execution, delivery and performance of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action on its part, and this Agreement constitutes its binding obligation, enforceable against it in accordance with its terms, except insofar as enforceability may be limited by bankruptcy, insolvency, moratorium or other laws which may affect creditors' rights and remedies generally and by principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

          (d) No Conflict. The execution, delivery and performance of this Agreement by it and the consummation by it of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of law, statute, rule or regulation to which it is subject, (ii) violate any order, judgment or decree applicable to it, or (iii) conflict with, or result in a breach or default under, any term or condition of its certificate of incorporation, bylaws or equivalent governing document or any material agreement or other material instrument to which it is a party or by which it or its property is bound.

     8. Legend on Certificates. Each Shareholders agrees that the following legend or such legend as shall be substituted therefor by amendment of this Agreement shall be placed on the certificate(s) representing any Common Stock owned by such Shareholder so long as the applicable restrictions contained in this Agreement remain in effect:

     "THE SHARES EVIDENCED BY THIS CERTIFiCATE ARE SUBJECT TO THE PROVISIONS OF A SHAREHOLDER AND VOTING AGREEMENT
     DATED AS OF APRIL __, 2000 (THE "SHAREHOLDERS' AGREEMENT"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE SHAREHOLDERS' AGREEMENT, A COPY OF WHiCH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

     9. Term of Agreement. This Agreement shall terminate upon the earliest to occur of (i) the third anniversary of this Agreement and (ii) the date upon which Intergraph holds less than 5% of the Common Stock outstanding on the date of this Agreement.

     10. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given on the date of delivery, if personally delivered, or if mailed (registered or certified mail (in the case of international mailings, by first-class air-mail), postage prepaid, return receipt requested), on the fifth (5th) business day following mailing as follows:

          (a) If to 3Dlabs:

               3Dlabs Inc. Ltd.
               3Dlabs, Inc.
               480 Potrero Avenue
               Sunnyvale, CA 94086
               Attention:  Vice President, Finance

               with a copy to:
               Morrison & Foerster LLP
               755 Page Mill Road
               Palo Alto, California 94304
               Attention:  Stephen J. Schrader

          (b) if to ICS or Intergraph:

               Intergraph Corporation
               One Madison Industrial Park
               Huntsville, Alabama 35894-0001
               Attention:  John W. Wilhoite

               with a copy to:
               Balch & Bingham, LLP
               1901 Sixth Avenue North, Suite 2600
               Birmingham, Alabama 35203
               Attention:  Phillip A. Nichols

     11. Further Assurances. Each party hereto agrees to execute any and all further documents and writings within its powers and to perform such other actions which may be or become necessary or expedient to effectuate and carry out this Agreement.

     12. Entire Agreement. Except for the terms and provisions of the Asset Purchase Agreement, this Agreement shall constitute the entire agreement of the parties relating to the subject matter of this Agreement and shall supersede all other prior or contemporary agreements, understandings, negotiations and discussions whether oral or written.

     13. Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not he deemed to constitute a waiver of any other default or any succeeding breach or default.

     14. Assignment; Binding Upon Successors and Assigns. Except as expressly provided herein, neither party hereto may assign any of its rights or obligations hereunder, by operation of law or otherwise, without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     15. Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     l6. Counterparts. This Agreement may be executed in counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bear the signatures of all the parties reflected hereon as signatories.

     17. Governing Law. The internal laws of the State of New York, (irrespective of its conflicts of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

     18. No Arbitration. No dispute or disagreement arising hereunder shall be required to be decided by binding arbitration and no party hereto shall be required to enter into binding arbitration with respect to such disputes or disagreements.

     19. Severability. If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

     20. Recapitalization, Exchanges. As used in this Agreement, Common Stock include any such shares issued upon exercise of stock options, warrants or other convertible securities. The provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the Common Stock and any option, right or warrant to acquire Common Stock owned on the date hereof or hereafter acquired, and (b) any and all shares of capital stock of 3Dlabs or any successor or assign of 3Dlabs (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the Common Stock, by combination, recapitalization, reclassification, merger, consolidation or otherwise. In the event of any change in the capitalization of 3Dlabs, as a result of any stock split, stock dividend or stock combination, the provisions of this Agreement shall be appropriately adjusted.

     21. Injunctive Relief. Each of the parties to this Agreement acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party or parties would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties will waive the defense in any action for injunctive relief, including specific performance, that a remedy at law would be adequate and that the parties, in addition to any other remedy to which they may be entitled to at law or in equity, shall be entitled to injunctive relief, including specific performance, to enforce this Agreement in any action instituted in any court in the State of California or any state thereof having subject matter jurisdiction for such action.

     22. No Third Party Benefit. None of the provisions of this
Agreement shall be for the benefit of, or enforceable by, any third party beneficiary.

     23. Information Regarding Beneficial Ownership. Each Shareholder agrees to promptly provide to 3Dlabs and the other Shareholders any information or representations that 3Dlabs or such other Shareholders may reasonably request regarding such Shareholder's beneficial ownership of the Common Stock.

    -Balance of the Page Intentionally Left Blank-


     IN WITNESS WHEREOF, the parties to this Agreement have duly executed it as of the day and year first written above.

INTERGRAPH CORPORATION

By: /s/ John Wilhoite
    -----------------
  Name: John Wilhoite
        -------------
  Its:  CFO
        ---

3DLABS INC. LTD.

By: /s/ Osman Kent
    --------------
  Name: Osman Kent
        ----------
  Its:  CEO
        ---


/s/ Osman Kent
--------------
Osman Kent


/s/ Yavuz Ahiska
----------------
Yavuz Ahiska




SCHEDULE A to the SHAREHOLDER AND VOTING AGREEMENT


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